Notice of Exempt Solicitation Pursuant to Rule 14a-6(g)

Name of the Registrant: Target Corporation

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: One Congress Street, Suite 3101, Boston, MA 02114

Written materials required to be submitted pursuant to Rule 14a-6(g)(1): Letter to company shareholders sent on May 13, 2026 urging a vote against Executive Chair Brian Cornell and Lead Independent Director Christine Leahy

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May 13, 2026

RE: Vote AGAINST Executive Chair Brian Cornell and Lead Independent Director Christine Leahy at Target’s AGM on June 10th

Dear Fellow Target Shareholders,

We are long-term Target Corp. (“Target” or the “Company”) investors writing to share our concerns about the Company’s performance and governance as you consider your votes at the upcoming Annual Meeting of Shareholders. In our view, Target has endured years of strategic and operational missteps that have led to significant underperformance compromising long-term shareholder value. The recent CEO succession does not signal that the Board is focused on the genuine reset we believe is critical to turn the Company around. Instead, the Board’s decision, under Ms. Leahy’s leadership, to promote longtime executive Micheal Fiddelke to Chief Executive Officer (CEO) while also retaining former CEO Brian Cornell as Executive Chair and Special Advisor suggests continuity without correction. Not only does retaining Mr. Cornell come at considerable financial cost to the Company, but his role undermines the turnaround effort by jeopardizing the independence and effectiveness of both management and the Board. Accordingly, we urge you to vote AGAINST the reelection of Directors Cornell and Leahy on June 10th.

Target has consistently underperformed over the last five years

While we recognize that Target has faced a number of macroeconomic headwinds over the last five years, including inflationary and tariff pressures, the Company’s performance woes run deeper than the broader market. Under Mr. Cornell’s leadership as CEO and Ms. Leahy’s tenure on the Board, Target has clearly underperformed. Figure 1 and Table 1 show that both on a cumulative and year-by-year basis, Target has significantly lagged the S&P Consumer Discretionary Index:

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Table 1: TGT Performance Relative to S&P 500 Consumer Discretionary Index Since January 2021
	TGT Annual Return	S&P 500 CD Annual Return	TGT Relative Performance
2026	28%	3%	25.3%
2025	-28.0%	4.1%	-32.2%
2024	-5.5%	30.3%	-35.9%
2023	-6.1%	41.9%	-48.0%
2022	-35.7%	-39.3%	3.5%
2021	30.3%	25.1%	5.2%

Moreover, Target’s sales have decreased significantly over the past several years. Net sales have decreased year-over-year for nine of the last twelve fiscal quarters, and in-store sales have decreased year-over-year for ten of the last twelve quarters (and were flat in Q1 2023).1 This marked reduction in store sales is further emphasized by decreased foot traffic in U.S. Target stores; traffic has slowed since mid-2022 and was negative year-over year for ten of twelve months in 2025,2 while peers like Walmart and Costco were experiencing growth.3

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1 Based on Company earnings statements between Q1 2023 and Q4 2025, https://corporate.target.com/investors/financial-information/financial-news

2 https://www.placer.ai/anchor/articles/targets-back-to-school-comeback-window; https://www.placer.ai/anchor/articles/what-awaits-the-new-ceos-at-walmart-and-target

3 https://www.placer.ai/anchor/articles/what-walmart-and-targets-q2-2025-traffic-reveals-about-future-performance

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Since Mr. Cornell officially stepped down from the CEO position in early February, Target’s share price has recovered some of the ground it had lost over the prior five years. While this is an encouraging sign, the recent recovery seems to start shortly after the leadership change, highlighting the market’s verdict on Mr. Cornell’s tenure.

Performance woes driven by a series of strategic and operational blunders

In our assessment, Target's lagging financial performance stems principally from a series of operational and strategic missteps that have materially impaired the Company's brand. Multiple reports indicate persistent challenges with disorganization, high out-of-stocks, and poor employee morale, leading to a diminished in-store experience.4 Furthermore, Target appears to have eroded its longstanding reputation for distinctive, fashion-forward merchandise assortments.5 Compounding these issues, Target has repeatedly entangled itself in social controversy over the past several years, including its decision to pull back its Pride collection, the rollback of its DEI initiatives, and, most recently, its limited public response to Immigration and Customs Enforcement (ICE) activities at certain store locations. These developments have elicited substantial consumer backlash, manifesting in protests, boycotts, and reputational harm.6 Consequently, Target may have alienated key customer demographics, including Black, Latino, LGBTQ+, and progressive consumer segments.

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4 https://www.cnbc.com/2025/07/15/target-stock-and-sales-fall-as-ceo-brian-cornell-contract-ends.html; https://www.businessinsider.com/target-sales-popularity-decline-dei-rollback-messy-stores-customer-loyalty-2025-5

5 https://www.cnbc.com/2025/10/29/new-target-ceo-michael-fiddelke-aims-to-boost-clothing-home-goods.html

6 https://time.com/6282522/target-backlash-lgbtq-merchandise-removal/; https://www.usatoday.com/story/money/2026/03/11/target-boycott-2026-ending/89087173007/; https://www.cnbc.com/2026/03/26/target-aft-boycott-ice-minneapolis.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Polls from market research firms seem to reinforce this, finding that Target is slipping in corporate reputation rankings. In January 2026, Target fell out of the top fifty on Fortune Magazine's World’s Most Admired Companies All-Star list for the first time since 2001.7 The Company has also declined in other reputational rankings: Target declined from 59th to 68th in the Harris Axios 100 Reputation Poll rankings between 2024 and 2025,8 and dropped from 34th to 71st in the 3BL Media 100 Best Corporate Citizens ranking over the same period.9 Target’s reputation also declined significantly between February and April 2025, a period coinciding with the initial backlash from the Company’s decision to roll back DEI initiatives, with 11% fewer respondents stating that they would recommend the Company to others according to brand analytics firm Caliber.10 Furthermore, nearly half of the Company’s own workers said in an employee survey released in August 2025 that they did not have faith in the store’s future.11 Studies have repeatedly shown there is a positive relationship between corporate reputation and performance.12

We also note that the prolonged decline in Target’s share price relative to competitors followed several years of substantial stock buybacks, including $7.4B in 2022, $2.8B in 2023, and $1.1B in 2025.13 Not only did these buybacks fail to generate any reversal in the trajectory of Target’s share price, they deprived Target’s operations of needed investment. While rival Wal-Mart has increased capital expenditures 58% since 2003 – while enjoying a 17% increase in revenue – Target has reduced investment 33% over the same period and suffered a 4% decline in revenue.14

Retaining Mr. Cornell as Executive Chair undermines turnaround

Given the persistent performance weaknesses at Target, we were surprised at the Board’s decision to promote former COO Fiddelke, rather than hire an outsider. Indeed, Target’s share price fell over 6% after the announcement.15 While we are prepared to give Mr. Fiddelke a chance to turn Company performance around, the potential pitfalls of this decision are compounded by former CEO Cornell’s continued presence on the Board in the powerful Executive Chair role and as Special Advisor to management. Although the arrangement is currently slated to be short-lived, lasting until March 2027,16 we believe that Target is at a critical juncture and cannot afford another year of the status quo.

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7 https://finance.yahoo.com/news/target-falls-off-fortunes-most-231911608.html

8 https://www.axios.com/2024/05/22/axios-harris-poll-company-reputation-ranking-data-source; https://www.axios.com/2025/05/20/axios-harris-poll-company-reputation-ranking

9 https://100best.3blmedia.com/wp-content/uploads/2025/09/100-Best-2024-Past-Ranking-PDF.pdf; https://100best.3blmedia.com/

10 https://www.retailbrew.com/stories/2025/04/25/exclusive-percentage-who-d-recommend-target-dropped-11-points-after-it-caved-on-dei

11 https://www.hrgrapevine.com/us/content/article/2025-08-14-nearly-half-of-targets-employees-have-little-faith-in-the-stores-future

12 P.W. Roberts, G.R. Dowling. Corporate reputation and sustained superior financial performance. Strategic Management Journal, 23 (12) (2002), pp. 1077-1093. http://doi.org/10.1002/smj.274; Burson. The Global Reputation Economy: A New Asset Class. Jan. 14, 2026. https://www.bursonglobal.com/newsroom/global/burson-quantifies-the-value-of-reputation-revealing-a-7-trillion-global-reputation-economy

13 According to data from Capital IQ Pro.

14 Ibid.

15 Sundaram, Arun. “Target Corporation”. CFRA Research, November 19, 2025, p.5.; https://www.cnbc.com/2025/08/20/new-target-ceo-michael-fiddelke-faces-challenges.html; https://www.reuters.com/sustainability/boards-policy-regulation/target-stock-slumps-after-retailer-names-insider-fiddelke-ceo-role-2025-08-20/

16 https://www.sec.gov/Archives/edgar/data/27419/000002741926000016/tgt20260131-exhibit1018.htm

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

The justification for retaining a former CEO as Executive Chair is usually continuity, but we see no benefit in the case of a planned succession by a longtime executive. Instead, this combination creates inherent ambiguity in leadership authority and accountability.17 This structure can constrain the new CEO’s ability to exercise independent judgment, particularly if strategic direction, capital allocation, or operational priorities continue to be influenced by the former chief executive.18 Rather than marking a clean break and an opportunity for renewed leadership, this arrangement can weaken the Board’s ability to challenge legacy strategies19 and risks perpetuating the same strategic and operational shortcomings that have driven recent underperformance. These concerns are exacerbated by the Company’s poor performance under the leadership of the former CEO and Chairman. We also note, with Mr. Cornell and Mr. Fiddelke both on the Board, independence is reduced from 91.6% in 202520 to 83.3% following the 2026 AGM.21

Finally, maintaining Mr. Cornell as Executive Chair and Special Advisor comes at significant cost to the Company. In addition to paying Mr. Cornell an annual base salary of $1.12 million and a 2026 annual cash incentive with a target opportunity of 200% of base salary, the Board granted him restricted stock units valued at $6 million.22 This arrangement seems quite generous considering the circumstances of his retirement as CEO. As both Lead Independent Director and member of the Compensation and Human Capital Management Committee, Director Leahy bears unique responsibility for these decisions.

The situation demands immediate shareholder action

Target's ongoing underperformance and questionable governance decisions require decisive shareholder action to restore accountability and drive meaningful change. The Board's choice to retain Brian Cornell as Executive Chair—despite years of strategic missteps, operational failures, and significant value destruction under his leadership—undermines the independence needed for a true turnaround under the new CEO Michael Fiddelke.

We strongly urge you to vote AGAINST Executive Chair Brian Cornell and Lead Independent Director Christine Leahy at the June 10th AGM to demand accountability and real change.

Sincerely,

Mercy Investment Services

SOC Investment Group

Trillium Asset Management, LLC

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17 https://hbr.org/2025/10/when-the-ceo-becomes-board-chair

18 Ibid.

19 https://hbr.org/2025/10/when-the-ceo-becomes-board-chair

20 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000027419/000162828025020275/tgt-20250428.htm

21 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000027419/000162828026027508/tgt-20260426.htm

22 https://www.sec.gov/Archives/edgar/data/27419/000002741926000016/tgt20260131-exhibit1018.htm

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.